InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2006, 2005 and 2004

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)
MANAGEMENT’S REPORT
The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.
InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.
The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.
The 2006 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.
Management is currently liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries are primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 18) as a conveyance in accordance with SFAS 19 — ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff have also raised comments about other issues related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the bifurcation of the derivative, the fair value methodologies applied and the application of accretion expense. Discussions regarding the 2005 Form 40-F are ongoing and may result in modifications to that document or to this Form 40-F. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur. Any changes based on the revised accounting treatment, if made, will not affect the cash position of the Company.

Phil Mulacek	Collin Visaggio
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDIT REPORT TO THE SHAREHOLDERS OF INTEROIL CORPORATION
We have audited the balance sheet of InterOil Corporation as at December 31, 2006 and December 31, 2005, and the statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
PricewaterhouseCoopers
Melbourne, Australia
March 30, 2007

DIV style="font-family: Helvetica,Arial,sans-serif">

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheet of InterOil Corporation as at December 31, 2004 and the consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
(signed) KPMG
Sydney, Australia
March 4, 2005

InterOil Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	31,681,435	59,601,807	28,544,398
Cash restricted (note 7)	29,301,940	16,452,216	15,497,127
Trade receivables (note 8)	67,542,902	49,958,973	58,698,069
Commodity derivative contracts (note 7)	1,759,575	1,482,798	503,500
Other assets	2,954,946	1,011,195	806,123
Inventories (note 9)	67,593,558	44,087,484	27,916,902
Prepaid expenses	880,640	638,216	190,135

Total current assets	201,714,996	173,232,689	132,156,254
Cash restricted (note 7)	3,217,284	210,053	102,096
Deferred financing costs (note 17)	1,716,757	1,256,816	1,311,488
Plant and equipment (note 10)	242,642,077	237,399,148	244,363,355
Oil and gas properties (note 11)	37,449,734	16,399,492	6,605,360
Future income tax benefit (note 12)	1,424,014	1,058,898	1,303,631

Total assets	488,164,862	429,557,096	385,842,184

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	73,310,793	26,005,034	26,328,544
Income tax payable	2,784,576	3,900,459	2,881,398
Working capital facility — crude feedstock (note 13)	36,873,508	70,724,322	76,520,541
Deferred hedge gain (note 7)	1,385	1,016,998	537,358
Business combination financing (note 14)	—	—	12,123,106
Unsecured loan (note 16)	—	21,453,132	—
Due to related parties (note 15)	—	—	1,056,251
Deferred liquefaction project liability (note 17)	6,553,080	—	—
Current portion of secured loan (note 17)	13,500,000	9,000,000	9,000,000
Current portion of indirect participation interest — PNGDV (note 18)	730,534	—	—
Current portion of indirect participation interest (note 18)	12,460,725	35,092,558	13,749,852

Total current liabilities	146,214,601	167,192,503	142,197,050
Accrued financing costs (note 17)	1,087,500	921,109	863,329
Secured loan (note 17)	184,166,433	71,500,000	76,000,000
Indirect participation interest (note 18)	36,827,877	30,166,311	—
Indirect participation interest — PNGDV (note 18)	1,012,999	9,685,830	10,608,830

Total liabilities	369,309,410	279,465,753	229,669,209

Non-controlling interest (note 19)	5,759,206	6,023,149	6,404,262

Shareholders’ equity:
Share capital (note 20)	233,889,366	223,934,500	216,813,654
Authorised – unlimited Issued and outstanding – 29,871,180 (Dec 31, 2005 – 29,163,320) (Dec 31, 2004 – 28,310,884)
Contributed surplus	4,377,426	2,933,586	1,841,776
Warrants (note 22)	2,137,852	2,137,852	2,258,227
Foreign currency translation adjustment	1,492,869	477,443	463,200
Conversion options (note 18)	25,475,368	25,475,368	—
Accumulated deficit	(154,276,635)	(110,890,555)	(71,608,144)

Total shareholders’ equity	113,096,246	144,068,194	149,768,713

Total liabilities and shareholders’ equity	488,164,862	429,557,096	385,842,184

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 24)
On behalf of the Board — Phil Mulacek, Director Christian Vinson, Director

InterOil Corporation
Consolidated Statement of Operations
(Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Revenue
Sales and operating revenues	511,087,934	481,180,645	70,644,486
Interest	3,223,995	1,830,808	382,461
Other	3,747,603	528,270	196,337

	518,059,532	483,539,723	71,223,284

Expenses
Cost of sales and operating expenses	499,494,540	467,246,990	65,344,516
Administrative and general expenses	20,728,618	14,672,793	7,831,550
Depreciation and amortization	12,352,672	11,036,550	639,075
Exploration costs, excluding exploration impairment (note 11)	1,657,671	—	2,903,313
Exploration impairment (note 11)	416,923	2,144,429	35,566,761
Legal and professional fees	3,937,517	3,606,415	3,573,727
Short term borrowing costs	8,478,540	8,855,857	4,705,190
Long term borrowing costs	11,856,872	6,351,337	1,401,256
Accretion expense (note 18)	3,741,254	5,647,491	—
Loss on amendment of indirect participation interest — PNGDV (note 18)	1,446,901	—	—
Foreign exchange loss/(gain)	(4,744,810)	796,590	392,805

	559,366,698	520,358,452	122,358,193

Loss before income taxes and non-controlling interest	(41,307,166)	(36,818,729)	(51,134,909)

Income taxes
Current	(1,232,487)	(2,605,265)	(2,538,410)
Future	(1,110,386)	(226,729)	663,347

	(2,342,873)	(2,831,994)	(1,875,063)

Loss before non-controlling interest	(43,650,039)	(39,650,723)	(53,009,972)

Non-controlling interest (note 16)	263,959	368,312	70,091

Net loss	(43,386,080)	(39,282,411)	(52,939,881)

Basic loss per share (note 20)	(1.47)	(1.36)	(2.09)
Diluted loss per share (note 20)	(1.47)	(1.36)	(2.09)
Weighted average number of common shares outstanding
Basic and diluted	29,602,360	28,832,263	25,373,575

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss) (note 5)	(43,386,080)	(39,282,411)	(52,939,881)
Adjustments for non-cash transactions
Non-controlling interest	(263,959)	(381,113)	(70,091)
Depreciation and amortization	12,352,672	11,036,550	639,075
Future income tax asset	1,333,108	244,733	(663,347)
Loss/(gain) on sale of other assets	—	—	(94,260)
Loss/(gain) on sale of plant and equipment	263,945	(95,053)	—
Impairment of plant and equipment	755,857	—	—
Amortization of discount on debt	28,891	161,255	604,045
Amortization of deferred financing costs	219,033	154,672	268,873
Accretion of discount on indirect participation interest	3,741,254	5,647,491	—
Debt conversion settlement expense — debentures (note 22)	—	—	77,589
Interest expense forfeited by debenture holders	—	—	998,438
Loss/(gain) on unsettled hedge contracts	(71,875)	119,200	33,858
Gain on derivative contracts	(1,220,500)	(585,000)	—
Stock compensation expense	1,976,072	1,668,896	1,209,921
Inventory revaluation	—	355,215	1,508,334
Capitalized oil and gas properties expensed	416,923	2,144,429	35,566,761
Loss on amendment of indirect participation interest — PNGDV	1,446,901	—	—
Unrealized foreign exchange loss/(gain)	(4,744,810)	796,590	392,805
Non-cash interest on secured loan facility	2,926,025	—	—
Change in non-cash operating working capital
(Increase)/decrease in trade receivables	(10,438,531)	8,751,789	(49,224,125)
(Increase) in commodity derivative contracts	—	(33,858)	—
(Increase)/decrease in other assets and prepaid expenses	4,051	(653,153)	982,014
Decrease/ (increase) in inventories	2,642,493	(16,515,467)	(23,240,590)
Increase in accounts payable, accrued liabilities and income tax payable	28,773,008	3,752,531	4,183,664

	(3,245,522)	(22,712,704)	(79,766,917)

Investing activities
Expenditure on oil and gas properties	(21,405,742)	(11,249,477)	(19,154,106)
Expenditure on plant and equipment	(13,585,792)	(5,575,194)	(38,947,904)
Proceeds from indirect participation interest	—	80,410,591	10,724,885
Expenditure on oil and gas properties applied against indirect participation interest (note 18)	(21,152,032)	(31,774,513)	—
Proceeds received on sale of assets	3,770,080	112,229	405,353
Redemption of short-term investments	—	—	24,723,572
Acquisition of subsidiary net of cash received (note 14)	(25,820,515)	—	4,631,904
Repayment of business combination financing	—	(12,226,581)	—
(Increase) in restricted cash held as security on borrowings	(15,856,955)	(1,063,046)	(15,501,806)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	2,412,621	(3,165,756)	4,094,594

	(91,638,335)	15,468,253	(29,023,508)

Financing activities
Repayments of secured loan	(4,500,000)	(4,500,000)	—
Proceeds from secured loan, net of transaction costs	125,293,488	—	2,000,000
Net proceeds from senior convertible debentures and warrants	—	—	41,740,234
Proceeds from conversion options	—	22,700,814	6,259,967
Proceeds from related party borrowings	—	—	1,775,565
(Repayments) to related parties	—	(1,056,251)	(2,198,065)
Proceeds from unsecured borrowings	—	21,453,132	5,100,000
Repayments of unsecured borrowings	(21,453,132)	—	(5,100,000)
Proceeds from/(repayments of) working capital facility	(33,850,814)	(5,796,219)	76,520,541
Proceeds from issue of common shares	1,473,943	5,500,384	2,020,316

	66,963,485	38,301,860	128,118,558

Increase/(decrease) in cash and cash equivalents	(27,920,372)	31,057,409	19,328,133
Cash and cash equivalents, beginning of period	59,601,807	28,544,398	9,216,265

Cash and cash equivalents, end of period (note 5)	31,681,435	59,601,807	28,544,398

See accompanying notes to the consolidated financial statements
See note 5 for non cash financing and investing activities

InterOil Corporation
Consolidated Statements of Shareholders’ Equity
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Share capital

At beginning of period	223,934,500	216,813,654	157,449,200
Adjustment to reflect change in accounting for employee stock options (note 2(t))	—	—	92,434
Issue of capital stock (note 20)	9,954,866	7,120,846	59,272,020

At end of period	233,889,366	223,934,500	216,813,654

Contributed surplus

At beginning of period	2,933,586	1,841,776	540,222
Adjustment to reflect change in accounting for employee stock options (note 2(t))	—	—	645,216
Stock compensation (note 21)	1,443,840	1,091,810	656,338

At end of period	4,377,426	2,933,586	1,841,776

Warrants

At beginning of period	2,137,852	2,258,227	—
Movement for period (note 22)	—	(120,375)	2,258,227

At end of period	2,137,852	2,137,852	2,258,227

Foreign currency translation adjustment

At beginning of period	477,443	463,200	—
Movement for period, net of tax	1,015,426	14,243	463,200

At end of period	1,492,869	477,443	463,200

Conversion options

At beginning of period	25,475,368	—	—
Movement for period (note 18)	—	25,475,368	—

At end of period	25,475,368	25,475,368	—

Accumulated deficit

At beginning of period	(110,890,555)	(71,608,144)	(11,031,402)
Adjustment to reflect change in accounting for employee stock options (note 2(t))	—	—	(737,650)
Adjustment to cummulative debentures conversion expense (note 22)	—	—	(6,899,211)
Net (loss) for period	(43,386,080)	(39,282,411)	(52,939,881)

At end of period	(154,276,635)	(110,890,555)	(71,608,144)

Shareholders’ equity at end of period	113,096,246	144,068,194	149,768,713

See accompanying notes to the consolidated financial statements

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream includes Liquefaction, Refining and Marketing of products both domestically in Papua New Guinea and for export. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. Significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 26, Reconciliation to Accounting Principles Generally Accepted in the United States.
The consolidated financial statements for the year ended December 31, 2006 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
Management is currently liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries are primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 18) as a conveyance in accordance with SFAS 19 — ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff have also raised comments about other issues related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the bifurcation of the derivative, the fair value methodologies applied and the application of accretion expense. Discussions regarding the 2005 Form 40-F are ongoing and may result in modifications to that document or to this Form 40-F. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur. Any changes based on the revised accounting treatment, if made, will not affect the cash position of the Company.
(b) Principles of consolidation
The consolidated financial statements of the Company incorporates the assets and liabilities of InterOil Corporation as at December 31, 2006, December 31, 2005, December 31, 2004 and the results of all subsidiaries for the years then ended. Subsidiaries of InterOil Corporation include SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), PNG LNG, Inc (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.
Effective October 1, 2006 the Company acquired 100% shareholding of Shell Papua New Guinea Ltd from Shell. The acquired entity has been renamed IPL (PNG) Ltd and is a fully owned subsidiary of InterOil Products Limited. The results of IPL (PNG) Ltd have been incorporated into the Company consolidation from October 1, 2006.
During the year 2006, the Company has set up PNG LNG (Inc), a Bahamas incorporated entity, to construct and operate a Liquefied Natural Gas facility (‘LNG Project’) in PNG. The results of the LNG Project has been disclosed separately within the segment notes, refer to note 4.
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(h).
Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation.
Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2. Significant accounting policies (cont’d)
(c) Going concern
These consolidated financial statements assume that InterOil will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations and therefore the consolidated financial statements do not include any adjustments relating to the recoverability of assets.
As shown in the consolidated financial statements, the Company incurred a net loss of $43.4 million (2005 — $39.3 million, 2004 – $53.0 million) and used cash in its operating activities of $3.2 million (2005 — $22.7 million, 2004 — $79.8 million) during the year ended December 31, 2006. The Company had cash and cash equivalents of $31.7 million (2005 — $59.6 million, 2004 — $28.5 million) and $32.5 million (2005 — $16.7 million, 2004 — $15.6 million) in restricted cash as at December 31 2006. The Company believes that this is sufficient to fund on-going operations. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern.
The Company’s continuation as a going concern is dependent upon its ability to internally generate or externally raise additional cash to allow for the satisfaction of its obligations on a timely basis. InterOil is actively optimizing the business, improving cash generated from operations and exploring various financing alternatives. Management has initiated business improvement programs and will continue to manage value enhancing opportunities and reduce expenses until optimal operations are achieved. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful.
(d) Segment reporting
An operating segment (also referred to as a ‘business segment’) is a component of an enterprise:
a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segment of the same enterprise),

b.	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.
The Company’s assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment. Refer to note 1 for the management’s organization of the Company by business segment.
(e) Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and presentation currency.
Group companies
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity as a Foreign currency translation adjustment.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.
(f) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the years ended December 31, 2006 and December 31, 2005, sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2. Significant accounting policies (cont’d)
Up to December 31, 2004, the sales between business segments of the Company were eliminated from sales, operating revenues, cost of sales and refinery assets as all revenues and expenses relating to the refinery were capitalized as part of the development stage activities.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis.
(g) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.
Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(h) Acquisitions of assets
The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis. Any further excess is presented as an extraordinary gain in the statement of operations.
Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange. The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(i) Impairment of assets
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2. Significant accounting policies (cont’d)
(j) Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.
(k) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost and any accrued interest is classified under other assets.
(l) Trade receivables
The collectibility of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of provision is recognized in the statement of operations.
The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains control over these receivables.
(m) Inventory
Raw materials and stores and finished goods
Raw materials and stores and finished goods are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.
Crude oil and refined petroleum products
Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. The cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.
(n) Assets held for sale
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.
Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Non-current assets classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
(o) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2. Significant accounting policies (cont’d)
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of liabilities until earnings are affected by the variability in cash flows of the designated hedged item.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes it immediately in earnings gains and losses that were previously accumulated in a separate component of liabilities.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
The Company enters into naphtha, diesel and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and diesel prices respectively on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amounts on which the payments are based. The Company designates its naphtha, diesel and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
(p) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on a straight-line basis over the term of the related debt and is included in expenses for the period.
(q) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within midstream assets. During 2004, the Company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.
The refinery assets are recorded at cost. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.
Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2006.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2. Significant accounting policies (cont’d)
Other assets
Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%
During the year 2006, InterOil has adopted a deminimus threshold of $5,000 below which all capital purchases are expensed in the period of purchase.
Leased assets
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. As at December 31, 2006, no provision has been raised.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.
(r) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method.
Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2. Significant accounting policies (cont’d)
(s) Accounts payable and accrued liabilities
These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.
(t) Employee entitlements
Wages and salaries, and annual leave
Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.
Long Service Leave
The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.
Retirement benefit obligations
The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.
Stock-based compensation
Stock-based compensation benefits are provided to employees via the Company Option plan and an employee share scheme. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option.
Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.
The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period.
Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized. The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods in the year ended December 31, 2004. The effect of retroactively adopting the fair value based method to the 2004 financial statements, without restatement, was to increase the opening accumulated deficit by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434.
Profit-sharing and bonus plans
The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
(u) Earnings per share
Basic earnings per share
Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted earnings per share
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(v) Reclassification
Certain prior years’ amounts have been reclassified to conform to current presentation.
3. Financial Risk Management
The Company’s activities expose it to a variety of financials risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. The Papua New Guinea Kina exposures are minimized as the downstream sales in local currency is used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by the Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2006 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (65%) (2005 - 55%) and naphtha and low sulphur waxy residue (28%) (2005 — 39%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Credit risk
A significant amount of the Company’s export sales are made to one customer in Singapore which represented $86,156,904 (2005 -$151,106,105) or 17% (2005 — 32%) of total sales in the year ended December 31, 2006. The Company’s domestic sales for the period ended December 31, 2006 were not dependent on a single customer or geographic region of Papua New Guinea.
The export sales to one customer cannot be considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
3. Financial Risk Management (cont’d)
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, Company Finance aims at maintaining flexibility in funding by keeping committed credit lines available.
(d) Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from long-term borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.
The Company’s long term borrowings mainly consists of OPIC and Merrill Lynch facilities (refer note 17) and the working capital financing facility is provided by BNP Paribas (refer note 13). Company is actively seeking to manage its cash flow and fair value interest-rate risks.
(e) Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
4. Segmented financial information
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
During the year the Company has started incurring costs in relation to the Liquefaction project which has been reported separately under Midstream — Liquefaction project below.
The foreign exchange loss/(gain) for the years have been disclosed separately during the year to provide additional information to the reader. This item was classified under office and administration and other expenses in the prior periods. The prior period comparatives have been reclassified to reflect the change in disclosure.
During the year, management has also decided to reclassify the interest and other income to the relevant segments to provide additional information to the reader.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream -
		Refining and	Midstream -			Consolidation
Year ended December 31, 2006	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	315,211,130	—	195,876,804	—	—	511,087,934
Intersegment revenues	—	136,583,916	—	22,480	8,669,933	(145,276,329)	—
Interest revenue	2,820,888	360,319	—	100,750	1,601,491	(1,659,453)	3,223,995
Other revenue	2,427,816	—	—	1,319,787	—	—	3,747,603

Total segment revenue	5,248,704	452,155,365	—	197,319,821	10,271,424	(146,935,782)	518,059,532

Cost of sales and operating expenses	—	451,374,165	—	183,511,182	—	(135,390,806)	499,494,541
Office and admin and other expenses	6,370,436	8,017,245	694,416	7,671,208	14,974,443	(8,552,604)	29,175,144
Foreign exchange (gain)/loss	(61,423)	(4,635,878)	(219)	(192,433)	145,142	—	(4,744,811)
Exploration costs, excluding exploration impairment	1,657,671	—	—	—	—	—	1,657,671
Exploration impairment	416,923	—	—	—	—	—	416,923
Depreciation and amortisation	806,142	10,729,546	—	909,767	37,247	(130,030)	12,352,672
Accretion expense	3,741,254	—	—	—	—	—	3,741,254
Interest expense	5,428	10,880,779	—	151,730	7,894,820	(1,659,453)	17,273,304

Total segment expenses	12,936,431	476,365,857	694,197	192,051,454	23,051,652	(145,732,893)	559,366,698

(Loss)/income before income taxes and non-controlling interest	(7,687,727)	(24,210,492)	(694,197)	5,268,367	(12,780,228)	(1,202,889)	(41,307,166)
Income tax expense	—	—	—	(2,273,773)	(69,100)	—	(2,342,873)
Non controlling interest	—	259,169	—	—	—	4,790	263,959

Total net income/(loss)	(7,687,727)	(23,951,323)	(694,197)	2,994,594	(12,849,328)	(1,198,099)	(43,386,080)

Total assets	68,260,887	325,351,819	(683,582)	98,722,803	393,700,711	(397,187,776)	488,164,862

		Midstream -
		Refining and	Midstream -			Consolidation
Year ended December 31, 2005	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	356,326,763	—	124,853,882	—	—	481,180,645
Intersegment revenues	—	80,094,501	—	6,202	5,345,017	(85,445,720)	—
Interest revenue	1,011,511	244,157	—	95,317	686,718	(206,895)	1,830,808
Other revenue	283,634	496	—	245,760	30,509	(32,129)	528,270

Total segment revenue	1,295,145	436,665,917	—	125,201,161	6,062,244	(85,684,744)	483,539,723

Cost of sales and operating expenses	—	436,490,554	—	110,857,139	—	(80,100,703)	467,246,990
Office and admin and other expenses	2,426,909	9,204,613	—	4,724,568	11,608,822	(5,465,658)	22,499,254
Foreign exchange (gain)/loss	(689,084)	1,434,498	—	843	50,333	—	796,590
Exploration costs, excluding exploration impairment	—	—	—	—	—	—	—
Exploration impairment	2,144,429	—	—	—	—	—	2,144,429
Depreciation and amortisation	314,467	10,598,134	—	204,247	49,732	(130,030)	11,036,550
Accretion expense	5,647,491	—	—	—	—	—	5,647,491
Interest expense	—	10,161,899	—	225,450	806,694	(206,895)	10,987,148

Total segment expenses	9,844,212	467,889,698	—	116,012,247	12,515,581	(85,903,286)	520,358,452

(Loss)/income before income taxes and non-controlling interest	(8,549,067)	(31,223,781)	—	9,188,914	(6,453,337)	218,542	(36,818,729)
Income tax expense	—	—	—	(2,755,845)	(76,149)	—	(2,831,994)
Non controlling interest	—	362,140	—	—	—	6,172	368,312

Total net income/(loss)	(8,549,067)	(30,861,641)	—	6,433,069	(6,529,486)	224,714	(39,282,411)

Total assets	75,587,143	314,904,035	—	47,342,109	317,227,597	(325,503,788)	429,557,096

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream -
		Refining and	Midstream -			Consolidation
Year ended December 31, 2004	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	26,309,547	—	62,410,291	—	(18,075,352)	70,644,486
Intersegment revenues	—	—	—	489,111	3,787,944	(4,277,055)	—
Interest revenue	151,780	8,761	—	56,896	165,024	—	382,461
Other revenue	(39,267)	(63,031)	—	205,836	92,799	—	196,337

Total segment revenue	112,513	26,255,277	—	63,162,134	4,045,767	(22,352,407)	71,223,284

Cost of sales and operating expenses	—	27,685,347	—	53,158,737	—	(15,499,568)	65,344,516
Office and admin and other expenses	1,649,191	3,167,216	—	3,146,905	10,538,730	(3,766,608)	14,735,434
Exchange (Gain)/loss	—	(34,121)	—	—	—	—	(34,121)
Exploration costs, excluding exploration impairment	2,903,313	—	—	—	—	—	2,903,313
Exploration impairment	35,566,761	—	—	—	—	—	35,566,761
Depreciation and amortisation	12,510	311,986	—	224,214	90,365	—	639,075
Interest expense	4,932	843,888	—	455,368	1,899,027	—	3,203,215

Total segment expenses	40,136,707	31,974,316	—	56,985,224	12,528,122	(19,266,176)	122,358,193

(Loss)/income before income taxes and non-controlling interest	(40,024,194)	(5,719,039)	—	6,176,910	(8,482,355)	(3,086,231)	(51,134,909)
Income tax expense	—	—	—	(1,899,803)	24,740	—	(1,875,063)
Non controlling interest	—	68,961	—	—	—	1,130	70,091

Total net income/(loss)	(40,024,194)	(5,650,078)	—	4,277,107	(8,457,615)	(3,085,101)	(52,939,881)

Total assets	21,570,219	310,941,494	—	34,436,144	211,530,962	(192,636,636)	385,842,184

5. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Cash on deposit	31,681,435	59,597,724	24,224,523
Bank term deposits
-Papua New Guinea kina deposits	—	—	4,315,513
-Australian dollar deposits	—	4,083	4,362

	31,681,435	59,601,807	28,544,398

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
6. Supplemental cash flow information

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Cash paid during the year
Interest	8,548,552	13,373,832	1,444,006
Income taxes	2,306,218	1,656,985	1,914,459
Interest received	3,154,380	1,800,062	671,479
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	500,000	100,000	—
Accrued financing costs and deferred financing costs	—	—	834,439
Increase in additional paid up capital as a result of a change in accounting policy for stock based compensation (2(t))	—	—	645,216
Decrease in plant and equipment as a result of impairment	755,857	—	—
Deferred liquefaction project liability	6,553,080	—	—
Increase in share capital from:
the exercise of share options	532,232	577,086	646,216
the exercise of warrants	—	120,375	—
change in accounting policy for stock based compensation (note 2(t))	—	—	92,434
transfer of deferred transaction costs on conversion of the debenture	—	—	(3,093,734)
transfer of carrying value of debentures to share capital on conversion of the securities	—	—	42,890,448
conversion of indirect participation interest into share capital	7,948,691	923,000	9,226,260
shares issued to induce conversion of debentures	—	—	6,976,800
transaction costs being attributed to share capital transaction	—	—	300,000
Movement in accumulated deficit as a result of the inducement paid on conversion of the debentures	—	—	(6,899,211)

All non-cash investing and financing activities disclosed in note 6 relate to the “corporate” segment except for that involving the decrease in plant and equipment as a result of impairment (upstream).
7. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2006, the Company earned 5.0% (2005 — 2.9%) on the cash on deposit which related to the working capital facility. In 2006, cash and cash equivalents earned an average interest rate of 5.1% per annum (2005 — 1.3%, 2004 — 1.6%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash restricted
All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Cash deposit on working capital facility (5.0%)	29,301,940	16,452,216	15,497,127

Cash restricted — Current	29,301,940	16,452,216	15,497,127

Cash deposit on secured loan (3.9%)	647,502	106,267	—
Debt reserve for secured loan	2,420,000	—	—
Bank term deposits on Petroleum Prospecting Licenses (0.8%)	107,997	103,786	102,096
Cash deposit on office premises (4.5%)	41,785	—	—

Cash restricted — Non-current	3,217,284	210,053	102,096

	32,519,224	16,662,269	15,599,223

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
7. Financial instruments (cont’d)
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventory and accounts receivables. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
The prior year balances of restricted cash have been reclassified to correctly reflect the current and non-current component, consistent with the current year presentation.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.
At December 31, 2006, InterOil had a net receivable of $1,759,575 (2005 — $1,482,798, 2004 -$503,500) relating to commodity hedge contracts. Of this total, a payable of $45,925 (2005 - receivable of $897,798, 2004 — receivable of $503,500) relates to hedges deemed effective at December 31, 2006 and a receivable of $1,805,500 (2005 — $585,000, 2004 — $nil) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was $1,385 (2005 — $1,016,998, 2004 — $537,358). This amount has been included in the deferred hedge gain/(loss) account on the balance sheet.
As at December 31, 2006, InterOil had entered into naphtha swap agreements to hedge a portion of first quarter 2007 naphtha sales. These transactions have been hedge accounted and tested for effectiveness on a regular basis. If any of hedge accounted transactions are found to be ineffective in comparison to management’s risk mitigation policies, hedge accounting is discontinued on those transactions. The gain or loss on derivative contracts that have been hedge accounted are charged to sales or cost of sales depending on the timing of the risk the hedge was expected to cover. The unrealized gain/loss on these hedge transactions are included in deferred hedge gain/(loss) in the balance sheet until these transactions are settled. The gain on the derivative contracts for which hedge accounting has been discontinued is included in general and administration expenses for the year.
During the year, InterOil entered into Brent contracts to hedge a portion of its anticipated low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of the purchase and sale respectively. These transactions are not hedge accounted and any gain/loss on these contracts are included in general and administration expenses for the year. As at December 31, 2006 of the $1,805,500 from non-hedge accounted transactions, $1,745,500 (2005 — $nil, 2004 — $nil) relates to transactions for which hedge accounting was not applied and $60,000 (2005 — $585,000, 2004 — $nil) relates to transactions for which hedge accounting was discontinued.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell Naphtha	175,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

As at December 31, 2004:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell naphtha	50,000
Naphtha crack spread swap	Sell naphtha/buy crude	50,000

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
8. Trade receivables
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, specific monetary receivables up to $40,000,000 (refer to note 13). As at December 31, 2006, $23,671,568 (2005 — $23,196,914, 2004 — $13,034,904) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold.
At December 31, 2006, $55,955,400 (2005 — $39,430,264, 2004 — $49,989,840) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 13. This balance includes $20,186,665 (2005 — $5,059,192, 2004 — $3,078,447) of intercompany receivables which were eliminated on consolidation.
9. Inventories

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	12,795,356	5,019,580	3,971,982
Midstream — refining and marketing (refined petroleum product)	22,329,270	25,967,357	16,396,975
Midstream — refining and marketing (parts inventory)	46,646	—	—
Downstream (refined petroleum product)	32,422,296	13,100,547	7,547,945

	67,593,568	44,087,484	27,916,902

At December 31, 2006, all inventory balances are carried at cost where as in 2005 and 2004 the balances reflected net realizable value. The net realizable value write downs for prior year 2005 and 2004 of $355,215 and $1,508,334 are included in cost of sales.
At December 31, 2006, $35,171,272 (2005 — $30,986,937, 2004 — $20,368,957) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 13.
10. Plant and equipment
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $118,644 (2005 — $132,375, 2004 — $86,327) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

				Corporate &
December 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,741,042	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	—	723,566	715,653	—	1,439,219
Consolidation entries	—	—	—	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	15,716,108	(2,872,044)	242,642,077

Capital expenditure	—	11,948,960	10,543,842	156,817	22,649,619

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
10. Plant and equipment (cont’d)

				Corporate &
December 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	238,078,544	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	1,386,488	—	3,373,573
Consolidation entries	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortisation	(308,378)	(11,245,748)	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	1,902,334	95,782	5,282,224

				Corporate &
December 31, 2004	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,659,248	236,551,876	10,875,211	263,217	253,349,552
Deferred project costs and work in progress	—	—	949,924	—	949,924
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortisation	(19,792)	(419,629)	(7,317,596)	(176,890)	(7,933,907)

Net book value	5,639,456	236,132,247	4,507,539	(1,915,887)	244,363,355

Capital expenditure	1,131	40,532,990	1,320,644	83,920	41,938,685

During the year ended December 31, 2006, InterOil recognized a loss of $263,945 (2005 — gain of $95,053, 2004 — gain of $94,260) on the disposal of assets.
During 2006, InterOil sold one of the two barges included in the upstream segment. Prior to the sale, an impairment assessment was performed and an impairment loss of $755,857 was recognized. This loss is included in office and administrative expenses in the statement of operations.
11. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion and which have not been applied against the indirect participation interest liability (note 18) are as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Drilling equipment	18,242,972	15,100,860	5,353,471
Petroleum Prospecting License drilling programs at cost	19,206,762	1,298,632	1,251,889

	37,449,734	16,399,492	6,605,360

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Exploration costs, excluding exploration impairment	1,657,671	—	2,903,313
Exploration impairment
Costs incurred in prior years	—	2,059,367	16,576,982
Costs incurred in current year	416,923	85,062	18,989,779

Total exploration impairment	416,923	2,144,429	35,566,761

	2,074,594	2,144,429	38,470,074

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
12. Income taxes
The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

(Loss) before income taxes and non controlling interest	(41,307,166)	(36,818,729)	(51,134,909)
Statutory income tax rate	35.10%	35.10%	35.12%

Computed tax (benefit)	(14,498,815)	(12,923,374)	(17,958,580)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	251,639	2,834,689	2,273,530
Non-deductible stock compensation expense	693,601	585,783	424,924
Gains and losses on foreign exchange	(1,358,526)	268,843	58,659
Tax rate differential in foreign jurisditions	1,103,122	1,224,361	(341,613)
Over provision for tax in prior years	(51,632)	(113,950)	(42,874)
Tax losses for which no future tax benefit has been brought to account	12,166,624	9,845,189	2,696,330
Temporary differences for which no future tax benefit has been brought to account	778,301	1,123,458	14,552,726
Temporary differences brought to account on acquisition of subsidiary	1,135,181	(34,902)	(488,027)
Other — net	2,123,377	21,897	699,988

	2,342,872	2,831,994	1,875,063

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Future tax assets
Temporary differences
Plant and equipment	3,030,479	2,665,173	2,263,654
Exploration expenditure	24,828,156	12,184,351	11,541,022
Other — net	122,713	99,834	127,240

	27,981,348	14,949,358	13,931,916
Losses carried forward	27,060,498	17,373,507	4,850,380

	55,041,846	32,322,865	18,782,296
Less valuation allowance	(53,617,833)	(31,263,967)	(17,478,665)

	1,424,013	1,058,898	1,303,631

All future tax assets recorded in the consolidated balance sheet relate to Papua New Guinea. The amounts are non current at December 31, 2006.
The valuation allowance for deferred tax assets increased by $22,353,866 (2005 — $13,785,302, 2004 - $16,114,573) in the year ended December 31, 2006. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2006 in respect of losses generated from the operations.
The Refinery Project Agreement gives “pioneer” status to InterOil Limited. This status gives the Company a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending in four years on December 31, 2010.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
12. Income taxes (cont’d)
In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the five year tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. Tax losses carried forward to offset against future earnings total K169,689,231 (US $54,690,839) at December 31, 2006. All losses incurred by InterOil have a twenty year carry forward period.
13. Working capital facility — crude feedstock
As at the beginning of 2006, InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $150,000,000. During the year this facility was increased to a maximum availability of $170,000,000.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 7.28% (2005 — 5.81%, 2004 — 4.36%).
The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Working capital credit facility	170,000,000	150,000,000	100,000,000
Less amounts included in the working capital facility liability:
Short term advances	(13,201,940)	(47,527,408)	(63,485,637)
Discounted receivables (note 8)	(23,671,568)	(23,196,914)	(13,034,904)

	(36,873,508)	(70,724,322)	(76,520,541)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(79,000,000)	(33,765,000)	(14,000,000)
Hedging facility	(1,500,000)	(1,500,000)	—

Working capital credit facility available for use	52,626,492	44,010,678	9,479,459

At December 31, 2006, the company had two letters of credit outstanding for $79,000,000, which expire in January 2007. A letter of credit of $42,000,000 relates to a December crude receipt and expires on January 1, 2007 and a letter of credit of $37,000,000 relates to January crude receipt and expires on January 25, 2007.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $29,301,940 (2005 — $16,452,216, 2004 — $15,497,127) which was being maintained as a security market for the facility. In addition, inventory of $35,171,272 (2005 — $30,986,937, 2004 — $20,368,957) and trade receivables of $55,955,400 (2005 — $34,371,072, 2004 — $46,911,393) also secured the facility. The trade receivable balance securing the facility includes $20,186,665 (2005 — $5,059,192, 2004 — $3,078,447) of inter-company receivables which were eliminated on consolidation.
14. Acquisition of a subsidiary
IPL PNG Ltd.
On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd (“IPL PNG”). IPL PNG is a distributor of refined petroleum products in Papua New Guinea.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
14. Acquisition of a subsidiary (cont’d)
The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG’s shares was transferred to InterOil. The purchase price is $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceed the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil will pay the amount of excess to the vendor.
The transfer date accounts are being reviewed by an independent accountant to establish the final settlement of the purchase price. As at December 31, 2006, InterOil has paid $30,639,000 in cash to Shell and this balance will be further subject to a working capital adjustment. As at December 31, 2006, InterOil has accrued $1,771,000 as expected adjustment to purchase price for the working capital adjustment. In addition to the amounts paid and accrued by IPL, $171,410 of acquisition related costs have been incurred on the transaction.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	8,799,691

Total assets acquired	44,396,598

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	32,581,410

The net cash paid on purchase of IPL PNG of $25,820,515 is comprised of $30,639,000 paid to Shell during the year and $171,410 transaction costs incurred, less $4,989,895 held by IPL PNG at the time of acquisition.
PNG LNG Inc. and Liquid Niugini Gas Ltd
In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream — liquefaction segment reported in these financials.
Direct Employment Services Company and SPI InterOil Holdings Limited
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which was paid in cash. The purchase price reflected the book value of the shares at the time of acquisition.
DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Chief Operating Officer.
SPI InterOil Holdings Limited is a dormant shelf company to be used for a future business endeavor.
InterOil Products Limited
On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited, acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
14. Acquisition of a subsidiary (cont’d)
The adjusted purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price was paid in 2004. The remaining $12,226,854 (discounted amount $12,123,106) was paid on March 1, 2005 and was included in current liabilities in the financial statements at December 31, 2004.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	5,859,517
Trade receivables	8,241,400
Inventory	6,759,089
Other assets	1,614,249
Future income tax benefit	640,284
Property, plant and equipment	3,180,530

Total assets acquired	26,295,069

Accounts payable and accrued liabilities	(13,399,720)

Net assets acquired	12,895,349

The net cash received from the purchase of IPL (excluding the deferred settlement) of $4,631,904 is comprised of $5,859,517 held by IPL at the time of acquisition less $1,000,000 paid relating to the acquisition price and $227,613 paid in transaction costs and in stamp duty.
15. Related parties
Petroleum Independent and Exploration Corporation (“P.I.E.”)
P.I.E. is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E. has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.
During the year, $150,000 (2005 — $150,000, 2004 — $150,410) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at December 31, 2006.
During the prior year ended December 31, 2005, a balance outstanding from 2004 of $1,056,251 was repaid in full. The loan had interest charged at 5.75% per annum while it was outstanding in 2005. For the year ended December 31, 2005, the Company incurred total interest to PIE amounting to $9,376 (2004 — $246,745). All of the interest collected by P.I.E. on this loan was used to pay interest incurred under the Wells Fargo facility.
Breckland Limited
The entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland during the year amounted to $140,165 (2005 — $179,608, 2004 — $120,426).
Direct Employment Services Company (“DESC”)
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Chief Operating Officer prior to its acquisition by InterOil on November 23, 2005 (note 14). In 2005, InterOil acquired 100% of the issued share capital of the entity for a total cost of $1,000 which was paid in cash. Christian Vinson received $500 for his 50% interest in the entity. The purchase price reflects the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $549,978 for its management services in the nine months ended September 30, 2005 (year ended 2004 — $708,104).

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
15.	Related parties (cont’d)
Director fees
Amounts due to Directors and executives at December 31, 2006 totaled $18,000 for Directors fees (2005 — $30,500, 2004 — $61,000) and $nil for executive bonuses (2005 — $573,571, 2004- $320,000). These amounts are included in accounts payable and accrued liabilities.
BNP Paribas
One of our Directors — Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 13) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).
16. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility. The loan had an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility increased from $20 million to $25 million. The term of the loan was fifteen months from the initial disbursement dates, and was repayable at any time prior to expiry with no penalty.
The loan and all accrued interest was repaid during 2006 and therefore the total balance outstanding at December 31, 2006 is $nil (2005 — $21,453,132).
17. Secured loan

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Secured loan (OPIC) — current portion	13,500,000	9,000,000	9,000,000
Secured loan (OPIC) — non current portion	62,500,000	71,500,000	76,000,000
Secured loan (bridging facility) — non current portion	121,666,433	—	—

Total non current secured loan	184,166,433	71,500,000	76,000,000

Total secured loan	197,666,433	80,500,000	85,000,000

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $228,704,267 at December 31, 2006 (2005 — $225,669,179, 2004 — $236,132,247).
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2006 the weighted average interest rate was 7.01% (2005 — 7.10%, 2004 — 6.65%) and the total interest expense included in long term borrowing costs was $5,512,975 (2005 — $6,038,887, 2004 — $nil).
The loan agreement was last amended on December 29, 2006. Under the amendment, the half yearly principal payment due in December 2006 and June 2007 of $4,500,000 each have been deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and principal will recommence on September 30, 2007 and December 31, 2007 respectively. Interest relating to the loan is accrued in the financial statements and has been included in accounts payable and accrued liabilities. Fees of $500,000 associated with the amendment have been included in deferred financing costs and accrued financing costs at December 31, 2006.
Due to the amendment of the loan agreement, three installment payments amounting to $13,500,000 which become due for payment on December 31, 2007 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.
Deferred financing costs relating to OPIC loan of $1,582,555 (2005 — $1,256,816, 2004 — $1,311,488) are being amortized over the period until December 2014.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
17. Secured loan (cont’d)
The accrued financing costs of $1,450,000 (2005 — $921,109, 2004 — $863,329) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500 commencing on December 31, 2007. As at December 31, 2006 $1,087,500 is included under non-current liabilities and the balance is included under current liabilities.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006. The loan is divided into two Tranche’s — Tranche 1, which represents $100,000,000 and Tranche 2, which represented the remaining balance of $30,000,000. As at December 31, 2006, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.
The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan will be 4% commencing on May 3, 2006 and ending on March 31, 2007. Between March 31, 2007 and the end of the facility (May 3, 2008), the interest rate will be 10% unless a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before March 31, 2007. If the Project Agreement is delivered on or before March 31, 2007, the interest rate will continue to be 4% for the full life of the loan. Management believe that there is high likelihood of the LNG/NGL Project Agreement being signed before the due date to achieve the discounted interest rate for the last year of the facility.
The loan is valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows include not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows have been adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down is the Deferred liquefaction project liability in the current liability section of the balance sheet. This liability of $6,553,080 will be transferred to the profit and loss account as income if a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before March 31, 2007.
Annual administration fees of $100,000 has been included under deferred financing costs and amortized over the year until May 2007. The balance as at December 31, 2006 was $33,333.
Bank covenants under the above facilities currently restrict the payment of dividends by the Company.
18. Indirect participation interests
Indirect participation interest (“IPI”)

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Current portion	12,460,725	35,092,558	13,749,852
Non current portion	36,827,877	30,166,311	—

Total indirect participation interest	49,288,602	65,258,869	13,749,852

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
18. Indirect participation interests (cont’d)
Under the IPI agreement, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The initial value of the conversion option was calculated using the Black-Scholes Model with the following assumptions: a risk free rate of 3.2%, a volatility of 45%, a life of 695 days, and a dividend yield of nil. The fair value of the conversion feature as of February 4, 2005 (the date the terms of the IPI agreement were initially agreed to with investors), using the Black-Scholes model, was $26,121,864. The fair value of the IPI liability was calculated based on projected costs of $105,000,000 related to completing the Company’s obligations under the IPI agreement, discounted at a rate of 11.25%. The fair value of the IPI liability component was $93,705,017.
The sum of the calculated value of the conversion option and the IPI liability resulted in a calculated value for the total IPI agreement amounting to $119,826,881. The Company used the relative fair value approach to adjust the non-financial liability and the conversion feature associated with the IPI agreement to equal the total proceeds received in connection with the IPI agreement. The calculated value of the conversion option was approximately 21.80% of the total calculated value. This percentage was multiplied by the total gross proceeds from the IPI agreement of $125 million to arrive at the book value of the conversion option of $27,249,587. The book value of the IPI liability of $97,750,413 was calculated in the same manner.
The difference between the original book value of the non-financial liability ($97,750,413) and the actual expenditures, up to $105,000,000, will be treated as accretion expense over the life of the IPI agreement and is recognized in the income statement using the effective interest rate method. In the event that expenditures for the eight well drilling program exceed $105,000,000, these additional costs will be either capitalized as exploration expenditures or expensed in accordance with the successful efforts method of accounting.
All costs incurred by the Company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $105,000,000. To December 31, 2006 a total of $51,259,158 (2005 — $31,774,513) has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 (2005 — $6,364,523) has been charged against the liability for finance and transaction costs. The liability was increased during the year by an accretion expense of $3,514,378 (2005 — $5,647,491). This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the Company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest — PNGDV

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Current portion	730,534	—	—
Non current portion	1,012,999	9,685,830	10,608,830

Total indirect participation interest — PNGDV	1,743,533	9,685,830	10,608,830

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
18. Indirect participation interests (cont’d)
As at December 31, 2006, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses “ppl” 236, 237 and 238 is $1,743,533 (2005 — $9,685,830, 2004 - $10,608,830). This is the result of an amendment to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of the four wells is Elk-1). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized a liability relating to its obligation to drill four wells on behalf of the investors of $3,184,040. The difference between the opening balance and the amount allocated to share capital and the amount allocated to the liability of $1,446,901 has been expensed as a cost of amending the original transaction.
During the year ended December 31, 2006, $1,667,396 of geological and geophysical costs and drilling costs have been allocated against the liability of $3,184,040 and the liability has increased by the accretion of $226,889, bringing the remaining balance to $1,743,533.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
19. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At December 31, 2006, a subsidiary, SP InterOil LDC, holds 98.92% (2005 — 98.83%) of the non-voting participating shares issued from EPI.
20. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2004	24,815,961	157,449,200

Shares issued for debt	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,175
Shares issued on amendment of indirect participation interest - PNGDV	575,575	7,948,691

December 31, 2006	29,871,180	233,889,366

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
21. Stock compensation
At December 31, 2006, there were 2,570,500 (2005 — 911,068) common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Company and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
Stock options outstanding	options	exercise price $	options	exercise price $	options	exercise price $

Outstanding at beginning of year	746,800	22.23	1,162,322	9.91	1,363,265	7.55
Granted	725,500	15.87	516,450	25.82	224,460	26.30
Exercised	(132,285)	(11.14)	(781,322)	(6.50)	(310,095)	(6.52)
Forfeited	(285,433)	(18.01)	(74,000)	(13.11)	(100,308)	(25.28)
Expired	(41,082)	(15.36)	(76,650)	(26.01)	(15,000)	(8.00)

Outstanding at end of year	1,013,500	20.59	746,800	22.23	1,162,322	9.91

	Options issued and outstanding			Options exercisable
			Weighted average
		Weighted average	remaining term		Weighted average
Range of exercise prices $	Number of options	exercise price $	(years)	Number of options	exercise price $

5.01 to 8.00	10,000	5.27	0.39	10,000	5.27
13.01 to 24.00	714,000	18.03	3.63	150,000	18.84
24.00 to 31.00	289,500	27.44	1.93	77,500	30.27

	1,013,500	20.59	2.97	237,500	22.00

The fair value of the 725,500 (2005 — 516,450, 2004 — 224,460) options granted subsequent to January 1, 2006 has been estimated at the date of grant in the amount of $6,447,315 (2005 - $4,834,139, 2004 — $1,122,938) using a Black-Scholes pricing model. An amount of $1,976,072 (2005 - $1,668,896, 2004 — $1,202,921) has been recognized as compensation expense for the year ended December 31, 2006. Of the current year compensation expense of $1,976,072 (2005 — $1,668,896, 2004 - $1,202,921), $1,443,840 (2005 — $1,091,810, 2004 — $656,338) was adjusted against contributed surplus under equity and $532,230 (2005 — $577,086, 2004 — $546,583) was applied to share capital.
The assumptions contained in the Black Scholes pricing model are as follows:

					Weighted average
		Risk free interest			expected life for
Year	Period	rate (%)	Dividend yield	Volatility (%)	options

2006	October 1 to December 31	4.6	—	65	5.0
2006	July 1 to September 30	5.1	—	68	4.2
2006	January 1 to June 30	4.4	—	60	4.8
2005	July 1 to December 31	2.5	—	55	3.6
2005	January 1 to June 30	2.5	—	45	3.2
2004	January 1 to December 31	2.5	—	45	3.8

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
22. Debentures and warrants
In 2004, InterOil issued a total of $45,000,000 in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option.
In 2004, in connection with the issuance of senior convertible debentures, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 340,247 (2005 — 340,247, 2004 — 359,415) were outstanding at December 31, 2006. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
23. Loss per share
Warrants, conversion options and stock options totaling 4,687,081 common shares at prices ranging from $5.27 to $37.50 were outstanding as at December 31, 2006 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.
24. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than					More than
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

	’000	’000	’000	’000	’000	’000	’000
Secured loan obligations	197,666	13,500	130,666	9,000	9,000	9,000	26,500
Accrued financing costs	1,450	363	1,087	—	—	—	—
Acquisition of subsidiary — IPL PNG Ltd	1,771	1,771	—	—	—	—	—
Indirect participation interest — PNGDV (note 18)	1,744	731	1,013	—	—	—	—
Indirect participation interest (note 18)	49,289	12,461	21,087	15,740	—	—	—
Petroleum prospecting and retention licenses (a)	5,237	1,877	3,360	—	—	—	—

	257,157	30,703	157,213	24,740	9,000	9,000	26,500

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company currently has an outstanding $10.6 million cost of control insurance claim for the Elk well which is being assessed by the loss adjusters. The amount and timing of any payment related to this claim is currently unknown.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.
25. Subsequent events
On March 30, 2007, the Company’s $130 million secured bridging facility (refer to note 17) was amended to extend the period subject to the existing 4% interest rate from March 31, 2007 to June 30, 2007. Between June 30, 2007 and the end of the facility (May 3, 2008), the interest rate will be 10% unless a definitive LNG/NGL Project Agreement is executed on or before June 30, 2007. If the Project Agreement is delivered on or before June 30, 2007, the interest rate will continue to be 4% for the full life of the loan.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States
The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2006, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.
Consolidated statements of operations
The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
	$		$		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Revenue
Sales and operating revenues (1)	511,087,934	511,189,438	481,180,645	481,180,645	70,644,486	121,974,268
Interest income	3,223,995	—	1,830,808	—	382,461	—
Other income	3,747,603	—	528,270	—	196,337	—

	518,059,532	511,189,438	483,539,723	481,180,645	71,223,284	121,974,268

Expenses
Cost of sales and operating expenses (excluding depreciation shown below) (1)	499,494,540	499,584,532	467,246,990	467,400,576	65,344,516	129,871,126
Administrative and general expenses (1), (2)	20,728,618	20,762,574	14,672,793	14,687,717	7,831,550	8,081,740
Depreciation and amortization (1)	12,352,672	11,591,513	11,036,550	10,836,696	639,075	1,462,953
Exploration costs, excluding exploration impairment	1,657,671	1,657,671	—	—	2,903,313	2,903,313
Exploration impairment	416,923	416,923	2,144,429	2,144,429	35,566,761	35,566,761
Legal and professional fees (1)	3,937,517	3,937,517	3,606,415	3,606,415	3,573,727	3,655,631
Short term borrowing costs	8,478,540	8,478,540	8,855,857	8,855,857	4,705,190	4,705,190
Long term borrowing costs (1)	11,856,872	11,856,872	6,351,337	6,351,337	1,401,256	1,897,029
Accretion expense	3,741,254	3,741,254	5,647,491	5,647,491	—	—
Debt conversion expense (5)	—	—	—	—	—	6,976,800
Loss/(gain) on revaluation of conversion options (6)	—	19,755,017	—	(4,279,284)	—	—
Loss on amendment of indirect participation interest — PNGDV (16)	1,446,901	1,446,901	—	—	—	—
Foreign exchange loss/(gain) (2)	(4,744,810)	(4,744,810)	796,590	796,590	392,805	392,805
Non-controlling interest (7)	(263,959)	(265,865)	(368,312)	(368,475)	(70,091)	(265,624)
Interest income	—	(3,223,995)	—	(1,830,808)	—	(382,461)
Other income	—	(3,747,603)	—	(528,270)	—	(196,337)

	559,102,739	571,247,041	519,990,140	513,320,271	122,288,102	194,668,926

Loss before income taxes	(41,043,207)	(60,057,603)	(36,450,417)	(32,139,626)	(51,064,818)	(72,694,658)

Income tax expense (3)	(2,342,873)	(2,342,873)	(2,831,994)	(2,831,994)	(1,875,063)	(1,875,063)

Loss before cumulative effect of accounting change	(43,386,080)	(62,400,476)	(39,282,411)	(34,971,620)	(52,939,881)	(74,569,721)
Cumulative effect of accounting change (4)	—	—	—	—	—	(737,650)

Net loss	(43,386,080)	(62,400,476)	(39,282,411)	(34,971,620)	(52,939,881)	(75,307,371)

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Net loss as shown in the Canadian GAAP financial statements	(43,386,080)	(39,282,411)	(52,939,881)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	761,159	199,854	—
Gain on revaluation of conversion options (6)	—	4,279,284	—
Decrease in non-controlling interest expense (7)	1,907	163	195,533

Decrease in administrative and general expenses from ineffective portion of hedges (2)	—	22,456	—
Increase in sales as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery(1)	—	—	51,329,782
Increase in sales from ineffective portion of hedges (2)	101,504	—	—
Description of items having the effect of decreasing reported income
Loss on revaluation of conversion options (6)	(19,755,017)	—	—
Increase in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	—	—	(823,878)

Increase in cost of sales and operating expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	(153,586)	(64,526,610)
Increase in cost of sales from ineffective portion of hedges (2)	(89,992)	—	—

Increase in administrative and general expenses from ineffective portion of hedges (2)	(33,956)	—	—

Increase in administrative and general expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	(37,380)	(250,190)

Increase in legal and professional fees as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	—	(81,904)

Increase in long term borrowing costs as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	—	(495,773)
Debt conversion expense (5)	—	—	(6,976,800)
Cumulative effect of accounting change relating to stock compensation (4)	—	—	(737,650)

Net loss according to US GAAP	(62,400,476)	(34,971,620)	(75,307,371)

Statements of comprehensive income/(loss), net of tax

	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Net loss in accordance with U.S. GAAP, net of tax	(62,400,476)	(34,971,620)	(75,307,371)
Foreign currency translation reserve, net of tax	1,015,426	14,243	463,200
Deferred hedge gain, net of tax	(993,153)	457,184	537,358

Total other comprehensive income, net of tax	22,273	471,427	1,000,558

Comprehensive loss, net of tax	(62,378,203)	(34,500,193)	(74,306,813)

Statements of cash flows
There are no material differences in the statement of cash flows between Canadian and U.S. GAAP except for the classification of ‘Expenditure on oil and gas properties’ which is classified under investing activities under Canadian GAAP. Under U.S. GAAP this item is classified as an operating activity.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Statements of accumulated other comprehensive income, net of tax (AOCI)

			Total
	Foreign		accumulated
	currency		other
	translation	Deferred hedge	comprehensive
	reserve	gain	income

AOCI balance as of December 31, 2003	—	—	—
Current period change	463,200	537,358	1,000,558

AOCI balance as of December 31, 2004	463,200	537,358	1,000,558
Current period change	14,243	457,184	471,427

AOCI balance as of December 31, 2005	477,443	994,542	1,471,985
Current period change	1,015,426	(993,153)	22,273

AOCI balance as of December 31, 2006	1,492,869	1,389	1,494,258

Per share amounts
Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.
For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2006, 2005 and December 31, 2004.

Weighted average number of shares on which earnings per	Year ended December 31,
share calculations are based in accordance with U.S. GAAP	2006	2005	2004

Basic	29,602,360	28,832,263	25,373,575
Effect of dilutive options	—	—	—

Diluted	29,602,360	28,832,263	25,373,575

Net income/(loss) per share in accordance with U.S. GAAP
Basic	(2.11)	(1.21)	(2.97)

Diluted	(2.11)	(1.21)	(2.97)

Consolidated balance sheets

	December 31, 2006		December 31, 2005		December 31, 2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	201,714,996	201,714,996	173,442,742	173,442,742	132,258,350	132,258,350
Oil and gas properties	37,449,734	37,449,734	16,399,492	16,399,492	6,605,360	6,605,360
Capital assets (1), (2)	242,642,077	231,175,281	237,399,148	225,171,193	244,363,355	232,496,306
Deferred financing costs	1,716,757	1,716,757	1,256,816	1,256,816	1,311,488	1,311,488
Restricted Cash	3,217,284	3,217,284	—	—	—	—
Future income tax benefit (3)	1,424,014	1,424,014	1,058,898	1,058,898	1,303,631	1,303,631

Total assets	488,164,862	476,698,066	429,557,096	417,329,141	385,842,184	373,975,135

Current liabilities (2), (6)	146,214,601	173,164,195	167,192,503	188,187,731	142,197,050	141,659,692
Accrued financing costs	1,087,500	1,087,500	921,109	921,109	863,329	863,329
Long term debt (6)	222,007,309	236,007,431	111,352,141	110,536,000	86,608,830	86,608,830
Non-controlling interest (7)	5,759,206	5,416,831	6,023,149	5,682,695	6,404,262	6,063,971
Shareholders’ equity (1) (2) (4) (5) (6)	113,096,246	61,022,109	144,068,194	112,001,606	149,768,713	138,779,313

Total liabilities and shareholders’ equity	488,164,862	476,698,066	429,557,096	417,329,141	385,842,184	373,975,135

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States (cont’d)
As disclosed in note 2(q) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during 2005.

In the prior year, in addition to recognizing December 2004’s results in the statement of operations, one month of depreciation expense was also recorded under U.S. GAAP for the refinery during 2004. The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 2(q) in the consolidated financial statements.

(2)	Derivative instruments and hedging

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness. The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. Under Canadian GAAP, the Company includes hedges which are unsettled at period end in current liabilities based on a marked to market calculation. Under SFAS No. 133 the marked to market amount for the unsettled hedges is included in other comprehensive income to the extent that they are effective. The ineffective portion is expensed. Details of hedge accounting is disclosed in notes 2(o) and 7 in the consolidated financial statements of the Company for the year ended December 31, 2006.

(3)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was an addition to the future tax asset of $6,871,557 (2005 — reduction of $1,497,267) for the year ended December 31, 2006 due to an increase in the loss carry-forwards. A corresponding decrease in the valuation allowance was recorded. No income tax expense was recorded in the years ended December 31, 2006, 2005 and 2004 due to the tax holiday period in Papua New Guinea through five years after the refinery commences operations.

(4)	Stock based compensation

At January 1, 2004, the Company adopted the provisions of CICA 3870 in respect of the employee stock-based awards, which resulted in recognition of compensation expense for such awards under Canadian GAAP on a basis consistent with the fair value provisions of SFAS No. 123. As disclosed in note 2(t) to the consolidated financial statements, the Company retroactively applied the fair value method to all employee stock options granted on or after January 1, 2002, without restatement to prior years.

This is not consistent with the modified prospective transition method allowed for a voluntary change to the fair value method under FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS No. 148”). The modified prospective method requires retroactive consideration of all employee stock awards granted, modified or settled on or after January 1, 1995. The Company did not adjusted for this GAAP difference as there were no options granted, modified or settled between January 1, 1995 and January 1, 2002 that would have materially impacted net income for the years ended December 31, 2005, 2004 and 2003.

The cumulative effect of this change in accounting principle of $737,650 was recorded to opening accumulated deficit under Canadian GAAP. This is required to be disclosed as a cumulative change in accounting principle in the statement of operations under U.S. GAAP.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(5)	Debt conversion expense

As disclosed in note 22 in the consolidated financial statements, 100% of the convertible debentures were converted before December 31, 2004. The Company issued an additional 180,000 shares to induce conversion before the end of the year. Under Canadian GAAP, the fair value of these shares was recorded as an increase in share capital of $6,976,800 with offsetting adjustments to retained earnings of $6,899,211 and a conversion expense of $77,589.

FASB Statement No. 84, “Induced Conversions of Convertible Debt” requires an expense to be recorded when convertible debt is converted under an inducement. The Company recognized the entire fair value of the inducement shares of $6,976,800 as a conversion expense under U.S. GAAP.

(6)	Indirect participation interest

As disclosed in note 18 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.

EITF 00-19 “Accounting for derivatives indexed to and potentially settled in a Company’s own stock” requires the conversion options to be treated as a current liability. As a result, the conversion options should be adjusted to their fair market value on the reporting date. As such the Company has recognised a loss on the revaluation of conversion options totalling $19,755,017 (2005 — gain of $4,279,284) at December 31, 2006.

Under Canadian GAAP, the Company split $8,138,742 of transaction costs relating to the indirect participation interest agreement between the indirect participation interest liability ($6,364,523) and the conversion options ($1,774,219). Under U.S. GAAP the full amount of $8,138,742 has been allocated to the indirect participation interest liability.

(7)	Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the midstream operations described in points 1 to 4 above.
Acquisition of InterOil Products Limited (“IPL”)
The following summary unaudited pro forma condensed consolidated financial information for the twelve month periods ended December 31, 2004 and 2003 shows the estimated pro forma impact on the Company’s consolidated financial statements of the acquisition of IPL as of April 28, 2004. Refer to note 14 of the consolidated financial statements. This pro forma information is based on management’s current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described above. The pro forma adjustments are based on currently available information and actual adjustments could differ materially from current estimates.
The pro forma information does not purport to represent what the financial position and results of operations would actually have been had the acquisition of IPL been consummated on the dates indicated or to project the financial position of any future date of operations of any future period.
The following pro forma statements of earnings for the years ended December 31, 2004 and 2003 give effect to the acquisition of IPL as if it had occurred on January 1, 2003.

	InterOil	IPL (1)	Pro forma
Twelve months ended December 31, 2004	(audited)	(unaudited)	(unaudited)

Sales and operating revenue — Canadian GAAP	70,644,486	27,317,000	97,961,486
Sales and operating revenue — US GAAP	121,974,268	27,317,000	149,291,268
Net profit/(loss) — Canadian GAAP	(52,939,881)	2,350,000	(50,589,881)
Net profit/(loss) — U.S. GAAP	(75,307,371)	2,350,000	(72,957,371)

Basic loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)
Diluted loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States (cont’d)

	InterOil	IPL (1)	Pro forma
Twelve months ended December 31, 2003	(audited)	(unaudited)	(unaudited)

Sales and operating revenue — Canadian and U.S. GAAP	—	69,897,000	69,897,000
Net profit/(loss) — Canadian GAAP	(3,517,569)	6,474,000	2,956,431
Net profit — U.S. GAAP	4,435,965	6,474,000	10,909,965

Basic earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		14
U.S. GAAP (3)	20		49
Diluted earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		13
U.S. GAAP (3)	18		45

(1)	Financial data for the year ended December 31, 2004 represents results for the period from January 1, 2004 to April 28, 2004, the effective date the Company gained control of IPL, and is derived from the unaudited management accounts of IPL. Financial data for the year ended December 31, 2003 represents the actual results for the year ended December 31, 2003.

(2)	The weighted average number of shares used in the earnings per share information is consistent with that used under Canadian GAAP for the respective periods.

(3)	The weighted average number of shares used in the earnings per share information is consistent with that used under U.S. GAAP for the respective periods.
Recent Accounting Pronouncements
Fair value measurements
In September 2006, the FASB issued FAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company does not expect that the application of FAS 157 will have a material impact on the financial statements.
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The standard is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the application of FIN 48 will have a material impact on the financial statements.
Accounting for certain hybrid financial instruments
In March 2006, the FASB issued FAS 155 which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The standard is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect that the application of FAS 155 will have a material impact on the financial statements.
Accounting for registration payment arrangements
In December 2006, the FASB issued a FASB Staff Position FSP EITF 00-19-2 which addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Reconciliation to accounting principles generally accepted in the United States (cont’d)
The FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of this FSP. Effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements that were entered into prior to the issuance of this FSP. InterOil will adopt this standard effective for the fiscal year beginning January 1, 2007.
The adoption of this FSP from January 1, 2007 will result in the elimination of the GAAP difference between Canadian and U.S. GAAP in relation to the treatment of the options included in the indirect participation interest (as disclosed in note 26 (6)). InterOil will fair value its options as at February 25, 2007 (when the Registration Rights agreement lapses) and a gain of $15,146,353 will realized which will reduce the loss of $19,755,017 recognized in 2006. Based on these adjustments there will exist a permanent GAAP difference amounting to $329,380 in the conversion options included under equity on account of the gains and losses realized on conversion options in 2005, 2006 and on February 25, 2007.